                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                                 UROPLASTY, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    917277204
                                 (CUSIP Number)


                                  July 12, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 pages

CUSIP No. 917277204                    13G                     Page 2 of 7 Pages



1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                  TURN OF THE TIDE, A WISCONSIN LIMITED PARTNERSHIP

                  #39-1420337

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                              (a)  [_]
                                              (b)  [_]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  WISCONSIN, U.S.A.

          NUMBER OF            5.  SOLE VOTING POWER
           SHARES
        BENEFICIALLY               377,500
          OWNED BY
            EACH               6.  SHARED VOTING POWER
         REPORTING
           PERSON                  None
            WITH
                               7.  SOLE DISPOSITIVE POWER

                                   None

                               8.  SHARED DISPOSITIVE POWER

                                   None

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         377,500

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.5%

12.  TYPE OF REPORTING PERSON

                  PN

CUSIP No. 917277204                    13G                     Page 3 of 7 Pages



1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                  HEARTLAND VALUE MANAGER, LLC

                  #39-1997771

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                            (a)  [_]
                                            (b)  [_]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  WISCONSIN, U.S.A.

          NUMBER OF            5.  SOLE VOTING POWER
           SHARES
        BENEFICIALLY               None
          OWNED BY
            EACH               6.  SHARED VOTING POWER
         REPORTING
           PERSON                  None
            WITH
                               7.  SOLE DISPOSITIVE POWER

                                   None

                               8.  SHARED DISPOSITIVE POWER

                                   None

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.0%

12.  TYPE OF REPORTING PERSON

                  OO

CUSIP No. 917277204                   13G                      Page 4 of 7 Pages



1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                  WILLIAM J. NASGOVITZ           ###-##-####


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                              (a)  [_]
                                              (b)  [_]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  WISCONSIN, U.S.A.

          NUMBER OF            5.  SOLE VOTING POWER
           SHARES
        BENEFICIALLY               None
          OWNED BY
            EACH               6.  SHARED VOTING POWER
         REPORTING
           PERSON                  None
            WITH
                               7.  SOLE DISPOSITIVE POWER

                                   None

                               8.  SHARED DISPOSITIVE POWER

                                   None

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.0%

12.  TYPE OF REPORTING PERSON

                  IN

CUSIP No. 917277204                13G                         Page 5 of 7 Pages

Item 1.
      (a) Name of Issuer:   Uroplasty, Inc.
          --------------


      (b) Address of Issuer's Principal Executive Offices:
          -----------------------------------------------
             2718 Summer Street NE
             Minneapolis, MN 55413-2820

Item 2.
      (a) Name of Person Filing:
          ---------------------

          (1) Turn of the Tide, a Wisconsin Limited Partnership
          (2) William J. Nasgovitz
          (3) Heartland Value Manager, LLC


      (b) Address of Principal Business Office:
          ------------------------------------

      (1) 789 North Water Street
          Milwaukee, WI  53202

      (2) 789 North Water Street
          Milwaukee, WI 53202

      (3) 789 North Water Street
          Milwaukee, WI 53202


      (c) Citizenship:  Turn of the Tide is a Wisconsin Limited Partnership.
          -----------
                        William J. Nasgovitz - U.S.A. Heartland Value Manager is a Wisconsin Limited Liability Company.

      (d) Title of Class of Securities: Common Stock
          ----------------------------

      (e) CUSIP Number:  917277204
          ------------

Item 3. The persons filing this Schedule 13G are Turn of the Tide, a Wisconsin Limited partnership, Heartland Value Manager, LLC, a general partner of Turn of the Tide, and William J. Nasgovitz, principal shareholder of the parent of Heartland Value Manager, LLC. Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G. The reporting persons do not admit that they constitute a group.

Item 4. Ownership.
        ---------

      (a) Amount beneficially owned:
          --------------------------

          377,500 shares. In addition, these same shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by (1) Heartland Value Manager, LLC, as a general partner of Turn of the Tide; and (2) William J. Nasgovitz, as a result of his position with Heartland Value Manager, LLC and as a principal shareholder of the parent company of Heartland Value Manager, LLC.

      (b) Percent of Class:
          -----------------
          8.5%

      (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[_]

Item 6. Ownership of more than Five Percent on Behalf of Another Person.
        ----------------------------------------------------------------

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        -----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
--------------------------------------------------------

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

        Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

        Not Applicable.

Item 10.  Certification.
          -------------

        By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 9, 2002

WILLIAM J. NASGOVITZ                       TURN OF THE TIDE, A WISCONSIN LIMITED
                                           PARTNERSHIP
By: /s/ PAUL T. BESTE
---------------------
        Paul T. Beste                      By: /s/ HEARTLAND VALUE MANAGER, LLC
                                                   ----------------------------
        As Attorney in Fact for                      General Partner
        William J. Nasgovitz
                                           By: /s/ PAUL T. BESTE
                                                   -------------
HEARTLAND VALUE MANAGER, LLC                       Paul T. Beste

By: /s/ PAUL T. BESTE
        -------------
        Paul T. Beste

EXHIBIT INDEX

         Exhibit 1       Joint Filing Agreement

EXHIBIT 1



                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of UROPLASTY, Inc. at July 12, 2002.

TURN OF THE TIDE, A WISCONSIN LIMITED PARTNERSHIP


By: /s/ HEARTLAND VALUE MANAGER, LLC
        ----------------------------
       General Partner

By: /s/ PAUL T. BESTE
        -------------
        Paul T. Beste




HEARTLAND VALUE MANAGER, LLC

By: /s/ PAUL T. BESTE
        -------------
        Paul T. Beste




WILLIAM J. NASGOVITZ

By: /s/ PAUL T. BESTE
        -------------
        Paul T. Beste
        As Attorney in Fact for William J. Nasgovitz